U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  FOR FORM 10-K

          For Period Ended                           Commission File No. 0-21825
            June 30, 2002                               CUSIP No. 862924 10 7

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                         STREICHER MOBILE FUELING, INC.
                            (Full Name of Registrant)

                     800 West Cypress Creek Road, Suite 580
                         Fort Lauderdale, Florida 33309
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11- K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Effective July 19, 2001, the Company changed its fiscal year end from January 31 to June 30. The five-month period of February 1, 2001 through June 30, 2001 preceded the start of the most recent fiscal year, July 1, 2001 through June 30, 2002. This fiscal year end change caused delays in the integration of the accounting data for the revised periods. In addition, the Company has been engaged in negotiations for a new long-term credit facility, the closing of which was announced September 30, 2002. Accordingly, the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Richard E. Gathright    (954) 308-4200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X]  Yes          [  ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X]  Yes          [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See the Company's Form 8-K dated October 1, 2002, filed concurrently herewith.

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                        Streicher Mobile Fueling, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  October 1, 2002                       By: /s/ RICHARD E. GATHRIGHT
                                                --------------------------------
                                                 Richard E. Gathright, President